

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 29, 2013

<u>Via E-mail</u>
Mr. Ernest S. Pinner
Chairman, President and Chief Executive Officer
CenterState Banks, Inc.
42745 U.S. Highway 27
Davenport, Florida 3

Re: CenterState Banks, Inc.
Registration Statement on Form S-4
Filed October 2, 2013
File No. 333-191536

Dear Mr. Pinner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>General</u>

1. Please provide us with copies of any reports, presentations or other information that was transmitted by any financial advisors to the Board of Directors of either CenterState Banks or Gulfstream. In this regard, and with a view towards adding disclosure, provide us with the information used by Hovde in Items (v) and (vi) listed on page B-3.

Front Cover Page of Prospectus/Proxy Statement

2. Please revise to disclose that shareholders of Gulfstream have appraisal rights under Florida state law entitling them to obtain payment of the fair value of their shares provided they comply with each of the requirements under law including not voting in favor of the merger and providing notice to Gulfstream.

Summary, page 4

3. As required by Item 3(h) of Form S-4, please add a section discussing the vote required for approval of the proposed merger including the following:
    *   under Gulfstream's bylaws, to be approved, the merger must receive the vote of a majority of the outstanding shares; and
    *   each of the directors of Gulfstream has entered into voting agreements with you pursuant to which they will to vote their shares (which constitute 28.76 percent of the stock) in favor of the merger.

Merger Consideration, page 5

4. As required by Item 3(c) of Form S-4, please revise the first paragraph to disclose the approximate aggregate purchase price, the approximate aggregate value of the consideration that you are paying to purchase all the outstanding stock of Gulfstream, the aggregate cash consideration, and, separately the approximate aggregate value of the consideration that you are paying to purchase the outstanding stock options of Gulfstream.

Appraisal Rights, page 6

5. Consistent with Instruction to Item 3 of Schedule 14A, please revise the disclosure here and on page 48 to state whether a security holder's failure to vote against the merger will constitute a waiver of his dissenters' rights and if the State law is unclear, state what position will be taken in regard to these matters.

Interests of Gulfstream Directors and Executive Officers In the Merger, page 7

6. Please revise this section as follows:
    *   disclose the aggregate value of the financial interests that Gulfstream's executive officers and directors have in the merger;
    *   identify and quantify each of the material interests of directors and officers including, but not limited to, salary continuation benefits and consideration being paid for stock options; and

- revise the disclosure regarding CEO Tranter's interests in the merger to disclose the aggregate value of his interest in the merger, identify all material interests that he has including the value of the stock award of 35,000 shares, supplemental retirement program and change in control payments and define the term "performance units."

Treatment of Gulfstream Stock Options, page 8

7. Please revise this section to disclose the following:
   - the number of vested options and the number of outstanding but unvested options; and
   - the value of the consideration being offered for each option and the aggregate value of the consideration being offered.

Comparative Rights of CenterState Shareholders and Gulfstream Shareholders, page 14

8. As required by Item 4(a)(4) of Form S-4, please revise this section to summarize any material differences between the rights of security holders of Gulfstream and the rights of holders of the securities being offered by CenterState.

Risk Factors, page 15

9. Consistent with Item 3 of Form S-4, please revise this section as follows:
   - noting that the second paragraph on page B-2 does not address the cash part of the option exchange, revise the first risk on page 16 relating to the opinion to disclose if the opinion addresses the fairness of the consideration after adding the consideration you are offering for the stock options; and
   - revise the third risk factor on page 17 to quantify the aggregate value of the financial interests that Gulfstream's executive officers and directors have in the merger.

10. Please consider adding a risk factor that four funds own approximately twenty five percent of CenterState common stock and may exercise significant influence over you and their interests may be different from other shareholders.

11. Consistent with Item 3 of Form S-4, please revise this section to address risks relating to the merger of the two loan portfolios including the following:
   - add a risk factor addressing the amount and percentage of each loan portfolio in real estate loans, both residential and separately commercial, concentrated in Florida and how the merger will affect the risks; and

- consider adding a risk factor addressing the risks related to future increases in interest rates as a result of changes in the policies of the Federal Reserve given the amount and percentage of the value of each loan portfolio that is fixed versus adjustable and the risk of any under collateralized portfolios and how the merger will affect the risks.

The Merger, page 33
Background of the Merger, page 33

12. Please revise this section explain in detail the process by Gulfstream determined the price and terms and the substantive basis for its determination including the following:
    - revise the fourth paragraph on page 33 to disclose the terms of any offers and counteroffers received by June 13, 2013;
    - revise the last paragraph on page 33 and the second paragraph on page 34 to disclose the terms of the various offers and counteroffers between you and Gulfstream;
    - revise the fourth paragraph on page 34 to discuss the basis on which Gulfstream's Board determined that the price and terms were fair to shareholders including how the consideration compared with the book value; and
    - revise the last paragraph on page 34 to explain the reasons for and effects of amending the merger agreement on September 30, 2013.

Gulfstream Bankshares, Inc. and Subsidiary Consolidated Financial Statements, page F-1

General

13. Please revise the face of the statements of earnings to present earnings per share (EPS). Also, please include footnote disclosure of how it was calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney